14049051

RECEIVED
MAR 04 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookline Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 20th Place South, Suite 275
(No. and Street)

Birmingham	Alabama	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Goff 404-835-7560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiPiazza LaRocca Heeter & Co., LLC
(Name – *if individual, state last, first, middle name*)

510 Office Park Drive, Suite 100	Birmingham	Alabama	35223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald W. Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookline Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

ADRIANA NOGAREDA NOTARY EXPIRES GEORGIA JAN 19, 2015 PUBLIC PICKENS COUNTY

2/28/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKLINE GROUP, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2013

BROOKLINE GROUP, LLC

Table of Contents

D DiPiazza
L LaRocca
H Heeter
C Co, LLC

Office Location
510 Office Park Drive • Suite 100
Birmingham, AL 35223
T 205.871.9973
F 205.871.9983

Mailing Address
P.O. Box 530095
Birmingham, AL 35253-0095

Members
AICPA
Alabama Society of CPAs
Center for Audit Quality
GAQC
EBPAQC

www.dlhcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members
of Brookline Group, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Brookline Group, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' capital , and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness

of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookline Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

DiPiazza LaRocca Heeter & Co., LLC

February 27, 2014

Brookline Group, LLC

Statement of Financial Condition
December 31, 2013

Assets	
Current Assets	
Cash	$ 43,416
Cash on deposit with clearing broker	120,000
Accounts receivable	51,461
Receivables from clearing broker	71,215
Total current assets	286,092
Noncurrent Assets	
Warrants (not readily marketable)	151,926
Property and equipment, net	12,091
Prepaid expenses and deposits	31,989
Total noncurrent assets	196,006
Total assets	$ 482,098
Liabilities and Members' Capital	
Current Liabilities	
Accounts payable	$ 54,021
Accrued expenses	36,953
Total current liabilities	90,974
Members' equity	391,124
Total liabilities and members' capital	$ 482,098

See notes to financial statements.

Brookline Group, LLC

Statement of Operations
Year Ended December 31, 2013

Revenues	
Investment banking and consulting	$ 1,930,422
Commissions	498,457
Gain on sale of investments	14,898
Loss on sale of property and equipment	(22,025)
Unrealized loss on warrants	(246,864)
Total revenues	2,174,888
Expenses	
Salaries, commissions and related benefits	1,686,672
Occupancy and other office expenses	167,056
Communications	25,597
Clearing, transaction services and research	134,547
Professional fees	122,420
Regulatory expense	45,344
Other expenses	15,019
Travel, lodging and meals	73,388
Depreciation expense	7,589
Total expenses	2,277,632
Net loss	$ (102,744)

See notes to financial statements.

Brookline Group, LLC

Statement of Changes in Members' Capital
Year Ended December 31, 2013

	Class A Capital	Class B Capital	Total Members' Capital
Balance at December 31, 2012	$ 460,957	$ 22,911	$ 483,868
Contributions from members	20,000	-	20,000
Transfer of interest	(179,680)	179,680	
Distributions to members	(10,000)	-	(10,000)
Net income (loss)	99,847	(202,591)	(102,744)
Balance at December 31, 2013	$ 391,124	$ -	$ 391,124

See notes to financial statements.

Brookline Group, LLC

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities	
Net loss	$ (102,744)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	7,589
Unrealized loss on warrants	246,864
Warrants received as compensation	(217,609)
Loss on sale of property and equipment	22,025
Changes in assets and liabilities:	
Accounts receivable	(51,461)
Receivables from clearing broker	(34,816)
Prepaid expenses and deposits	(7,700)
Accounts payable	25,100
Accrued compensation and other expenses	5,044
Total adjustments	(4,964)
Net cash used in operating activities	(107,708)
Cash Flows From Investing Activities	
Employee advances, net	40,483
Purchase of property and equipment	(5,332)
Proceeds from the sale of property and equipment	880
Net cash provided by investing activities	36,031
Cash Flows From Financing Activities	
Member contributions	20,000
Member distributions	(10,000)
Net cash provided by financing activities	10,000
Net decrease in cash	(61,677)
Cash	
Beginning of year	105,093
End of year	$ 43,416

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Brookline Group, LLC (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking services and institutional sales to its clients. Investment banking services include, primarily, access to new capital to its clients through private placements to institutional investors, private capital firms and high net worth individuals. Institutional sales are offered through the Company's broker dealer operations. Accounts in this operation are carried by the Company's clearing firm, Wedbush Securities, on a fully disclosed basis and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Members' Capital

The Company was formed on March 11, 2010 as a Limited Liability Company under state of Delaware statutes, and in 2012 it changed its domicile and is now an Alabama Company. Under terms of the LLC Operating Agreement, the Company shall have perpetual existence unless otherwise terminated in accordance with the LLC Operating Agreement. The Company has two classes of members' capital, Class A and Class B. As of December 31, 2013 only Class A shares were held by members of the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investment Banking and Consulting Revenue

Investment banking revenues include fees and commissions arising from private placements, finder's fees and advisory services. Fees and commissions are recorded at the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions, are also recorded at the date they are reasonably determined.

Commission Income

The Company records commission income and related expenses on a settlement date basis. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2013, there were no cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of fees and expense reimbursements earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Investments

The Company may from time to time make investments for its own account or hold investments received as part of its compensation for investment banking services. These investments are stated at fair value. During the year, the Company received compensation in the form of warrants from customers. The warrants are considered securities for which there is no market on a securities exchange or no independent publicly quoted market and as such, are classified as not readily marketable in the accompanying statement of financial condition. The Company monitors these investments for changes in fair value based on pertinent qualitative and quantitative information available to management and makes appropriate changes to the fair value on the statement of financial position. The Company reviews investments for impairment and determines whether any impairment is other-than-temporary. The Company considers an impairment to be other-than-temporary when it is more likely than not that the investment will be liquidated at an amount less than its cost basis. Any other-than-temporary impairments are recognized as realized losses from investments and a new cost basis is established.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation

Depreciation is computed on the straight-line basis using a life that most closely approximates an asset's useful life. As of December 31, 2013, property and equipment consisted of computers and furniture and fixtures, all of which have a five year estimated useful life.

Depreciation expense amounted to $7,589 for the year ended December 31, 2013.

Advertising Costs

The Company expenses advertising costs during the period in which they are incurred. During 2013, the Company charged $3,728 to advertising expense, which is included in communications expenses in the accompanying statement of operations.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. As a partnership, it is not a taxpaying entity for federal or state income tax purposes. Accordingly, no provision for income taxes has been recorded in the financial statements. All income or losses will be reported on the members' respective income tax returns.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company is currently subject to income tax examinations by the U.S. federal, state or local taxing authorities for all years of existence.

Risk and Uncertainties

Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could affect the Company's financial condition.

Subsequent Events

The Company has evaluated events or transactions occurring after December 31, 2013, the balance sheet date, through February 27, 2014, the date the financial statements were issued, and determined there have been no such events or transactions which would impact the financial statement for the year ended December 31, 2013.

Note 2. Concentrations of Credit Risk

The Company maintains its cash balances at high credit quality financial institutions. At times, the balances in these accounts may have exceeded federally insured limits. The Company did not experience any losses in such accounts. The Company periodically reviewed the relative credit standing of the financial institution and believed it was not exposed to any significant credit risk on cash.

The Company is engaged in various investment banking activities in which counterparties primarily include private and public companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 3. Fair Value Measurements

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market,

income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2 Observable inputs other than Level 1, including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended December 31, 2013, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

Following is a description of the valuation methodology used for assets measured at fair value.

Warrants: The fair value of warrant investments is determined using the Black-Scholes option-pricing model with the following assumptions: discount rates range of .78 percent to 1.73 percent, expected lives range of 1.2-4.3 years, volatility of 19%, and dividend yield of 0.0 percent. Since market quotations were not readily available, the warrants were valued at their fair value determined in good faith under procedures established by management. In determining fair

value, the Company considers all relevant qualitative and quantitative information available. These factors are subject to change over time and are reviewed periodically.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value as of December 31, 2013:

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Warrants	$ -	$ -	$ 151,926	$ 151,926
Total financial assets	$ -	$ -	$ 151,926	$ 151,926

The following table presents a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3 assets).

	Warrants
Balance, beginning of year	$ 181,181
Total unrealized loss included in unrealized loss on investments in the accompanying statement of operations	(246,864)
Purchases, sales, issuances and settlements:	
Issuances	217,609
Balance, end of year	$ 151,926

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels during the year.

Note 4. Property and Equipment, Net

Property and equipment, net of accumulated depreciation, consist of the following as of December 31, 2013:

		2013
Furniture and fixtures	$	4,303
Computer equipment		11,460
Accumulated depreciation		(3,672)
	$	12,091

Note 5. Commitments

The Company leases various office space under non-cancelable operating leases expiring through May 31, 2014. Aggregate minimum future lease commitments for the year ending December 31, 2013 are $47,373.

The obligation for additional office space is obtained under a Shared Services Agreement as described in Note 6.

Rental expense amounted to $134,878 for the year ended December 31, 2013 and is included in occupancy and other office expenses on the accompanying statement of operations.

Note 6. Related Party Transactions

The Company utilized office space and paid overhead costs under the terms of a Shared Services Agreement on a month-to-month basis. The parties of this agreement are Brookline Group, LLC and another company with which it shares partial common ownership. For the year ending December 31, 2013, total rent and overhead costs incurred totaled $2,500 and $4,300, respectively, and were determined primarily based on a proportion of space occupied and resources utilized.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires that the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined by Rule 15c 3-1, shall not exceed certain limits. At December 31, 2013, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 8. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

Note 9. Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2013.

Brookline Group, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Computation of net capital	
Total stockholder's equity qualified for net capital	$ 391,124
Deduct non-allowable assets:	
Receivable from Private Placements	51,461
Other investments - warrants	151,926
Property and equipment, net	12,091
Prepaid expenses and deposit	31,989
Net capital	$ 143,657
Computation of basic net capital requirement	
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$ 6,065
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 43,657
Excess net capital at 1,000 percent (net capital less 10 percent of aggregate indebtedness)	$ 134,560
Computation of aggregate indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 90,974
Percentage of aggregate indebtedness to net capital	63%

See independent auditor's report.

Brookline Group, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Reconciliation with the Company's computation		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	153,930
Audit adjustments:		
Accrued Tech, Data and Communications Expense		(10,273)
Net capital per calculation above	$	143,657

See independent auditor's report.

BROOKLINE GROUP, LLC

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3

Brookline Group, LLC (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) in as much as the Company clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts as required by Rules 17a-3 and 17a-4.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Members of Brookline Group, LLC

In planning and performing our audit of the financial statements of Brookline Group, LLC as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Brookline Group, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Brookline Group, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Brookline Group, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Brookline Group, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Brookline Group, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Brookline Group, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Brookline Group, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiPiazza LaRocca Heeter & Co., LLC

February 27, 2014